Filed by M3-Brigade Acquisition V Corp.

pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Company: M3-Brigade Acquisition V Corp.

Commission File No. 001-42171

Subject Company: ReserveOne, Inc.

Subject Company: ReserveOne Holdings, Inc.

Date: August 6, 2025

As previously disclosed, on July 7, 2025, M3-Brigade Acquisition V Corp. (“M3-Brigade”), ReserveOne, Inc. a Delaware corporation (“ReserveOne” or the “Company”), ReserveOne Holdings, Inc., wholly-owned subsidiary of ReserveOne (“Pubco”), R1 SPAC Merger Sub, Inc., a wholly-owned subsidiary of Pubco and R1 Company Merger Sub, Inc., a wholly-owned subsidiary of Pubco, entered into a Business Combination Agreement (the “Business Combination Agreement”).

On August 6, 2025, ReserveOne made the below communications on its LinkedIn and X accounts.

On August 6, 2025, Sebastian Bea, President and Head of Investment of ReserveOne, made the below communications on his X account.

On August 6, 2025, ReserveOne posted a video on its LinkedIn and X accounts, featuring Sebastian Bea, President and Head of Investment of ReserveOne. On August 6, 2025, Sebastian Bea, President and Head of Investment of ReserveOne, also posted this video on his X account. The transcript is below.

Sebastian Pedro Bea: Welcome back to the Investment Desk by ReserveOne.

I’m Sebastian Bea, President, COO and Head of Investments here at ReserveOne.

Each week, we focus on macro, crypto, and protocols. This week: tariffs, Bitcoin dominance, and it’s Bitcoin Week here at ReserveOne.

Before that, just a reminder — ReserveOne is expected to list in Q4 2025 in a billion-dollar transaction under the Nasdaq ticker RONE via merger with M3-Brigade Acquisition Corp. Actually, Acquisition V Corp. The ticker there is MBAV.

All right, let’s jump into it on tariffs and Fed policy. We’re going back to the same headline because we just don’t think it’s gained enough attention.

The U.S. Treasury in June 2025 had a surplus. The actual number was approximately $526 million of revenue coming in. That is a 13% year-over-year increase. That is, again, a surplus from your U.S. government in the month of June.

This is coming against the backdrop, of course, of concern around the effectiveness of debt and about the potential for the big beautiful bill to increase deficits. But the facts on the ground are that in June, the U.S. government actually had a surplus. So there you are.

Now, why do we care? I think it’s important for the macro context around the bond market in the U.S. Clearly, some market participants recently were concerned that sure, the U.S. could push for rate cuts on the short end, but they could lose control of the long end. But this type of fiscal sustainability that we’re concerned about becomes a little bit less concerning when you see that the government can, in fact, actually — at least for one month — have a surplus.

One month does not make a trend, but one month is worth paying attention to because it does suggest that there’s a new dynamic in town with tariffs. It is substantially good for at least the budget of the U.S. government. We’ll see what it means for inflation, of course, and the overall economy. But in the short term, it could possibly take a little bit of risk out of the long end. And all things being equal, maybe it’s easier to cut in the fall.

But as you probably saw today — it is August 6 — the ISM Services number came out, and all things are not equal. The ISM Services Prices Paid for July was a tough number — the index value was about 69. What does that really mean? 42% of industries reported seeing an increase in prices paid in July. That’s not great.

So we can see why the Fed clearly seems to prefer to wait and see about cutting, given some of these potentially inflationary dynamics that are out there.

All right, so moving into crypto. Over the last month or so, what have we seen?

Well, Bitcoin got its all-time high on or about July 14th, and it’s been flat to down since. Bitcoin dominance has actually gone up a little bit from the lows — most recently around 61.8%. But we do think that’s likely headed lower. We’re bullish on Bitcoin, but we suggest that the potential for Bitcoin dominance is probably down in the near term. More on that soon.

One of the reasons we think that is we just think the White House crypto report was very constructive for altcoins in particular.

Just looking at returns in the short term over the last month, the picture becomes quite obvious. Bitcoin’s up about 5% in the last rolling month. That’s nice, but it is far shy of what other major crypto tokens are doing. Ethereum is up approximately 42% in that same time period. Solana is up 10.6%, Ripple 31%, and Cardano 26%.

We’re starting to see what we think is likely to persist — a pickup of performance from alternative coins and perhaps a decrease in Bitcoin dominance. More on that soon.

We’re doing some work around how Bitcoin dominance going down could still be very bullish for Bitcoin, especially when we consider Bitcoin’s role in store-of-value portfolios — meaning gold and Bitcoin.

Just before we move over to Bitcoin Week, in terms of the internals on trading in crypto, one thing I did notice is that funding rates actually went negative for Bitcoin recently — specifically on August 3. Found it quite interesting that that was happening at the same time where funding rates were strongly positive for Ethereum. The levels aren’t terribly high, but the dispersion in behaviors is interesting.

I guess the takeaway would be that if there is a bit of speculative momentum happening from retail trading, it’s more so today in Ethereum in comparison to Bitcoin.

All right, so let’s get into Bitcoin Week.

For ReserveOne specifically, we’re having a bunch of social media commentary coming out to help people understand and learn more about Bitcoin this week. So what does that mean?

We’ve got a great post coming up on the top people to follow in Bitcoin. We’ve also got a really interesting “Did You Know” — top facts for Bitcoin. And even though I’ve been in it for a while, there are some things that came up from our marketing team that were quite useful.

So watch for the top facts from ReserveOne.

Then, from an external source, I want to highlight the work of Christine Kim. I was reading issue number three of Bitcoin Before Light. If you don’t know Christine Kim, she’s formerly of Galaxy. She is a great, independent source to try to understand the details of Bitcoin.

Specifically, she writes up what the Bitcoin devs are doing. More recently, they are working on a couple different projects. One caught my eye because we’re going to be setting up a new node for ReserveOne in Bitcoin. They are working to improve the initial block download for new nodes. That’s a little bit in the weeds, clearly, but if you want to learn more, you can find Christine Kim on Substack. We’re big fans of her work.

Okay, that is 8/6/2025. Next week, we’ll be back on Monday.

That is the Investment Desk for this week. If you liked what you heard — or even if you didn’t — let us know on X, LinkedIn, or head over to our website and send us a message.

Thanks so much. Bye.

Additional Information and Where to Find It

In connection with the proposed business combination among M3-Brigade, ReserveOne and Pubco (Pubco, together with M3-Brigade and the Company, the “Parties”) and related transactions (the “Proposed Business Combination”), Pubco intends to file with the Securities and Exchange Commission (“SEC”) a registration statement on Form S-4 that will include a proxy statement of M3-Brigade and a prospectus (the “proxy statement/prospectus”), as well as other relevant documents concerning the Proposed Business Combination. M3-Brigade will mail the proxy statement/prospectus to its shareholders, seeking their approval of the Proposed Business Combination. INVESTORS AND SHAREHOLDERS OF M3-BRIGADE ARE URGED TO READ CAREFULLY AND IN THEIR ENTIRETY THE PROXY STATEMENT/PROSPECTUS REGARDING THE PROPOSED BUSINESS COMBINATION WHEN IT BECOMES AVAILABLE AND ANY OTHER RELEVANT DOCUMENTS FILED WITH THE SEC, AS WELL AS ANY AMENDMENTS OR SUPPLEMENTS TO THOSE DOCUMENTS BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION. Investors and shareholders will be able to obtain a free copy of the proxy statement/prospectus, as well as other filings containing information about M3-Brigade, Pubco and/or ReserveOne, without charge, once available, at the SEC’s website (http://www.sec.gov). Copies of the proxy statement/prospectus and the filings with the SEC that will be incorporated by reference in the proxy statement/prospectus can also be obtained, without charge, from M3-Brigade by going to M3-Brigade’s website, www.m3-brigade.com/m3-brigade-acquisition-iii-corp, or from ReserveOne by directing a request to info@reserveone.com.

No Offer or Solicitation

This information contained in this report is for informational purposes only and is not intended to and does not constitute an offer to subscribe for, buy or sell, the solicitation of an offer to subscribe for, buy or sell or an invitation to subscribe for, buy or sell any securities or the solicitation of any vote or approval in any jurisdiction pursuant to or in connection with the proposed transactions or otherwise, nor shall there be any sale, issuance or transfer of securities in any jurisdiction in contravention of applicable law. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended (the “Securities Act”) and otherwise in accordance with applicable law.

Participants in the Solicitation

Each of M3-Brigade, ReserveOne, Pubco and their respective directors, executive officers and certain other members of management and employees may be deemed under SEC rules to be participants in the solicitation of proxies from M3-Brigade’s shareholders in connection with the Proposed Business Combination. Information regarding the persons who may be considered participants in the solicitation of proxies in connection with the Proposed Business Combination, including a description of their direct or indirect interests, by security holdings or otherwise, will be set forth in the proxy statement/prospectus and other relevant materials when they are filed with the SEC. Information regarding the directors and executive officers of M3-Brigade is set forth in Part III, Item 10. Directors, Executive Officers and Corporate Governance of M3-Brigade’s Annual Report on Form 10-K. Information regarding the identity of all potential participants, and their direct and indirect interests, by security holdings or otherwise, will be set forth in the proxy statement/prospectus and other relevant materials filed with the SEC. These documents can be obtained free of charge from the sources indicated above.

Cautionary Statement Regarding Forward-Looking Statements

Certain statements herein may constitute “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995, Section 27A of the Securities Act, and Rule 175 promulgated thereunder, and Section 21E of the Securities Exchange Act of 1934, as amended, and Rule 3b-6 promulgated thereunder, which statements involve inherent risks and uncertainties.

Examples of forward-looking statements include, but are not limited to, statements with respect to the Proposed Business Combination. Such statements include expectations, hopes, beliefs, intentions, plans, prospects, financial results of strategies regarding the Company, PubCo, the Proposed Business Combination and statements regarding the anticipated benefits and timing of the completion of the Proposed Business Combination, the price and volatility of cryptocurrencies, the growing prominence of cryptocurrencies, the macro and political conditions surrounding cryptocurrencies, plans and use of proceeds, objectives of management for future operations of the Company and PubCo, expected operating costs of PubCo, the Company and its subsidiaries, the upside potential and opportunity for investors, the Company’s plan for value creation and strategic advantages, market site and growth opportunities, regulatory conditions, competitive position and the interest of other corporations in similar business strategies, technological and market trends, future financial condition and performance and expected financial impacts of the Proposed Business Combination, the satisfaction of closing conditions to the Proposed Business Combination and the level of redemptions of M3-Brigade’s public shareholders, and the Company’s and PubCo’s expectations, intentions, strategies, assumptions or beliefs about future events, results at operations or performance or that do not solely relate to historical or current facts. These forward-looking statements generally are identified by the words “believe,” “project,” “expect,” “anticipate,” “estimate,” “intend,” “strategy,” “future,” “opportunity,” “potential,” “plan,” “may,” “should,” “will,” “would,” “will be,” “will continue,” “will likely result,” and similar expressions. Forward-looking statements are based on assumptions as of the time they are made and are subject to risks, uncertainties and other factors that are difficult to predict with regard to timing, extent, likelihood and degree of occurrence, which could cause actual results to differ materially from anticipated results expressed or implied by such forward-looking statements. Such risks, uncertainties and assumptions, include, but are not limited to:

•	the risk related to ReserveOne’s lack of operating history as an early stage company, and the information included on this report discusses a business plan that ReserveOne expects to implement upon consummation of the Proposed Business Combination;

•	the risk related to how ReserveOne’s anticipated business strategy is intended to track the U.S. Strategic Bitcoin Reserve and Digital Asset Stockpile which currently does not exist, and if the U.S. Department of Treasury does not establish the U.S. Strategic Bitcoin Reserve or Digital Asset Stockpile, or if in the future the U.S. Congress or any U.S. President were to take action to dismantle any such reserve or stockpile, then ReserveOne would need to change its business plan which could materially adversely affect its financial position, operations and prospects;

•	the risk that the Proposed Business Combination may not be completed in a timely manner or at all;

•	the failure by the Parties to satisfy the conditions to the consummation of the Proposed Business Combination, including the approval of M3-Brigade’s shareholders;

•	the failure to realize the anticipated benefits of the Proposed Business Combination;

•	the limitations on our investments in certain tokens and allocations to yield generation and venture activities under securities laws;
•	the outcome of any potential legal proceedings that may be instituted against PubCo, ReserveOne, M3-Brigade or others following announcement of the Proposed Business Combination;

•	the level of redemptions of M3-Brigade’s public shareholders which may reduce the public float of, reduce the liquidity of the trading market of, and/or maintain the quotation, listing, or trading of the Class A ordinary shares of M3-Brigade or the shares of Class A common stock of PubCo;

•	the failure of PubCo to obtain or maintain the listing of its securities on any stock exchange on which the Class A common stock of PubCo will be listed after closing of the Proposed Business Combination;

•	costs related to the Proposed Business Combination and as a result of PubCo becoming a public company;

•	changes in business, market, financial, political and regulatory conditions;

•	risks relating to ReserveOne’s anticipated operations and business, including the highly volatile nature of the price of cryptocurrencies; risks related to increased competition in the industries in which ReserveOne will operate;

•	risks relating to significant legal, commercial, regulatory and technical uncertainty regarding cryptocurrencies; risks related to the treatment of cryptocurrency and other digital assets for U.S. and federal, state, local and non-U.S. tax purposes;

•	risks that after consummation of the Proposed Business Combination, ReserveOne experiences difficulties managing its growth and expanding operations;

•	challenges in implementing the business plan, due to lack of an operating history, operational challenges, significant competition and regulation;

•	being considered to be a “shell company” by any stock exchange or by the SEC; and

•	those risk factors discussed in documents of M3-Brigade or PubCo filed, or to be filed, with the SEC.

The foregoing list of risk factors is not exhaustive. You should carefully consider the foregoing factors and the other risks and uncertainties described in the “Risk Factors” section in the final prospectus of M3-Brigade dated as of July 31, 2024 and filed by M3-Brigade with the SEC on August 2, 2024, M3-Brigade’s Quarterly Reports on Form 10-Q, M3-Brigade’s Annual Report on Form 10-K and the registration statement on Form S-4 and proxy statement/prospectus that will be filed by PubCo and M3-Brigade, and other documents filed or to be filed by M3-Brigade and PubCo from time to time with the SEC. These filings do or will identify and address other important risks and uncertainties that could cause actual events and results to differ materially from those contained in the forward-looking statements. There may be additional risks that neither ReserveOne, PubCo or M3-Brigade presently know or currently believe are immaterial that could also cause actual results to differ from those contained in the forward-looking statements.

Forward-looking statements speak only as of the date they are made. Readers are cautioned not to put undue reliance on forward-looking statements, and none of the Parties or any of their representatives assumes any obligation and does not intend to update or revise these forward-looking statements, whether as a result of new information, future events, or otherwise. None of the Parties or any of their representatives gives any assurance that any of ReserveOne, PubCo or M3-Brigade will achieve its expectations. The inclusion of any statement in this Report does not constitute an admission by ReserveOne, PubCo, M3 Brigade or any other person that the events or circumstances described in such statement are material.